EXHIBIT 7.1 - RATIO OF EARNINGS TO FIXED CHARGES
CNH INDUSTRIAL N.V.

	For the Years Ended December 31,
	2017	2016	2015	2014	2013

Earnings:
Income before taxes and equity income	$680	$(9)	$567	$1,089	$1,374
Add:
Dividends received from unconsolidated affiliates	49	63	81	89	81
Fixed Charges	970	1,054	1,150	1,366	1,245
Amortization of capitalized interest	15	20	18	13	8
Less:
Interest capitalized	(7)	(7)	(24)	(30)	(31)
Total earnings	$1,707	$1,121	$1,792	$2,527	$2,677

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$942	$1,028	$1,106	$1,318	$1,196
Interest capitalized	7	7	24	30	31
Estimate of the interest component of rental expense	21	19	20	18	18
Total fixed charges	$970	$1,054	$1,150	$1,366	$1,245

Ratio of earnings to fixed charges	1.76	1.06	1.56	1.85	2.15